Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ACCURAY INCORPORATED

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Accuray Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. ARTICLE IV, Paragraph A of the Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate of Incorporation”) is hereby amended and restated in its entirety to read as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares that the Corporation is authorized to issue is Fifteen Million (15,000,000). Ten Million (10,000,000) shares of which shall be Common Stock and Five Million (5,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share.

Upon the filing and effectiveness of the Certificate of Amendment of this Amended and Restated Certificate of Incorporation, which inserts this paragraph (the “Amendment Effective Time”), each fifteen to forty shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Amendment Effective Time shall automatically and without any action on the part of the Corporation or the respective holders thereof be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, the exact ratio within the fifteen to forty range to be determined by the Board of Directors of the Corporation prior to the Amendment Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares shall be issued upon the Reverse Stock Split, and in lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, any such fractional share of Common Stock shall be paid out in cash, with reference to the closing stock price on the Nasdaq Stock Market (or, if the Common Stock is no longer trading on the Nasdaq Stock Market, on the principal trading market therefor) of the Common Stock on the trading day immediately preceding the Amendment Effective Time (as adjusted to give effect to the Reverse Stock Split), without interest.”

2. On October 28, 2026, the Board of Directors of the Corporation determined that each forty (40) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding or held by the Corporation in treasury immediately prior to the Amendment Effective Time shall automatically be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.001 per share. The Corporation publicly announced this ratio on November 4, 2026.

3. The foregoing amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the DGCL. All other provisions of the Amended and Restated Certificate of Incorporation remain in full force and effect.

4. This Certificate of Amendment of Amended and Restated Certificate of Incorporation shall be effective at 12:02 a.m. Eastern Time on November 9, 2026.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on the date set forth below.

ACCURAY INCORPORATED

By:	/s/ Steve La Neve

Steve La Neve

Chief Executive Officer

Date:	November 6, 2026